April 10, 2019

Gary Jacob
Chief Executive Officer
Immuron Limited
Level 3, 62 Lygon Street
Carlton South, Victoria
Australia 3053

       Re: Immuron Ltd
           Registration Statement on Form F-3
           Filed April 8, 2019
           File No. 333-230762

Dear Mr. Jacob:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joe McCann at 202-551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance